UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

River Valley Bancorp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

768475105
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 768475105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stewart West Indies Trading Company, Ltd d/b/a Stewart Investment Advisers 98-0343699

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 89,993

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 89,993

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 89,993

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 3.58%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 768475105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rocky Mountain Advisers, LLC 26-3301611

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 89,993

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 89,993

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 89,993

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 3.58%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 768475105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Opportunity Fund, Inc. 13-3341573

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 89,993

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 89,993

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 89,993

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 3.58%

12.	Type of Reporting Person (See Instructions) IV

SCHEDULE 13G

Item 1.

(a)	Name of Issuer: River Valley Bancorp (“the Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

430 Clifty Drive
Madison, IN 47250

Item 2.

(a)	Name of Persons Filing: (1) Stewart West Indies Trading Company, Ltd d/b/a Stewart Investment Advisers (“SIA”) (2) Rocky Mountain Advisers, LLC (“RMA”) (3) First Opportunity Fund, Inc. (“FOFI”)

(b)	Address of Principal Business Office or, if none, Residence:

Address for (1)
Bellerive, Queen Street, St Peter, Barbados

Address for (2) and (3)
2344 Spruce Street, Suite A
Boulder, CO 80302

(c)	Citizenship: (1) Barbados (2) Alaska (3) Maryland

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 768475105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S. C. 78o).

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[X] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X ] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 240. 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

SIA and RMA, each an investment adviser registered under the Investment Advisers Act of 1940, as amended, furnish investment advice to FOFI, an investment company registered under the Investment Company Act of 1940, as amended.  In such capacity, SIA and RMA may be deemed to be beneficial owners of the shares of the Issuer held by FOFI by virtue of having voting and dispositive power with respect to such shares.  However, all securities of the Issuer reported on this Schedule 13G are owned directly by FOFI.  The filing of this Schedule 13G should not be construed as an admission that SIA or RMA is a beneficial owner of any securities covered by this Schedule 13G for any purpose other than compliance with Section 13 of the Securities Exchange Act of 1934, as amended.

(a)
Amount Beneficially Owned: SIA and RMA, in their capacity as co-investment advisers, may be deemed to beneficially own 89,993 shares of common stock of the Issuer, which are held of record by clients of SIA and RMA.

(b)	Percent of Class: 3.58%

(c)	Numbers of shares as to which such person has:

(i)	sole power to vote or to direct the vote 0

(ii)	shared power to vote or to direct the vote 89,993

(iii)	sole power to dispose or to direct the disposition of 0

(iv)	shared power to dispose or to direct the disposition of 89,993

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2015

Rocky Mountain Advisers, LLC

By: _/s/ Nicole Murphey_______________________

Name:  Nicole Murphey
Title:    Vice President

Stewart West Indies Trading Company, Ltd. d/b/a Stewart Investment Advisers

By:__/s/ Stephen Miller________________________
Name:  Stephen Miller
Title:    Vice President

First Opportunity Fund, Inc.

By:__/s/ Nicole Murphey_______________________

Name:  Nicole Murphey
Title:    Vice President & Chief Financial Officer

Exhibit A

Agreement
Joint Filing of Schedule 13G

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) and consent to the joint filing on their behalf of such statement. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Rocky Mountain Advisers, LLC

By: __/s/ Nicole Murphey____________________

Name:  Nicole Murphey
Title:    Vice President

Stewart West Indies Trading Company, Ltd.
d/b/a Stewart Investment Advisers

By: __/s/ Stephen Miller______________________

Name:   Stephen Miller
Title:     Vice President

First Opportunity Fund, Inc.

By: __/s/ Nicole Murphey_______________________

Name:  Nicole Murphey
Title:    Vice President and Chief Financial Officer